SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 2, 2016, Cnova N.V. (the “Company”) published a notice on its website at www.cnova.com announcing that it will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on January 13, 2017 and issued a press release announcing the publication of such notice (the “EGM Press Release”). The Extraordinary General Meeting is being convened, in accordance with the requirements of Dutch law, for the following purposes: (i) to provide information to  the Company’s shareholders about the tender offers by controlling shareholder Casino, Guichard-Perrachon S.A. (“Casino”) for all issued and outstanding ordinary shares in the capital of the Company, which the Company’s board of directors has concluded are in the best interest of the Company’s shareholders; and (ii) to submit to a shareholder vote the appointment of Christophe José Hildago as Non-Executive Director.

Copies of the EGM Press Release, the Notice of an Extraordinary General Meeting of Shareholders and the Explanatory Notes to the Agenda are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Form of Proxy Card for Holders of Ordinary Shares, the Form of Voting Proxy for Special Voting Shares and the Form of Voting Proxy for Certain Registered Shareholders are also furnished herewith as Exhibits 99.4, 99.5 and 99.6, respectively. The Notice of an Extraordinary General Meeting of Shareholders, the Explanatory Notes to the Agenda for the Extraordinary General Meeting and the forms of proxy cards are available on the Company’s website at www.cnova.com.

The information contained in Exhibits 99.2 and 99.3 of this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111). Any information contained on, or that can be accessed through, the Company’s website does not constitute a part of this report of foreign private issuer on Form 6-K and is not incorporated by reference herein.

Forward-Looking Statements

This report of foreign private issuer on Form 6-K and the materials furnished herewith contain forward-looking statements.  Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this Current Report on Form 6-K and the materials furnished herewith are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control.  Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the announcement of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC.  Any forward-looking statements made in this report of foreign private on Form 6-K, including the Exhibits hereto, speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them.  Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders.

This report of foreign private issuer on Form 6-K and the materials furnished herewith are neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read Casino’s tender offer documents and Cnova’s position statement in relation to the tender offers when they become available as they will contain important information with respect to the tender offers.

The potential tender offers by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith have not commenced. When the tender offers are commenced, Casino will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Cnova will timely file  a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer in the United States, and Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (the “AMF”) and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of Cnova’s board of directors, with respect to the offer in France. Casino and Cnova intend to mail these documents to the shareholders of Cnova. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com. Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website: www.sec.gov and on the AMF’s website: www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: December 2, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 2, 2016 titled “ CNOVA N.V. Publishes Notice of Extraordinary General Meeting of Shareholders”
99.2	Notice of an Extraordinary General Meeting of Shareholders
99.3	Explanatory Notes to the Agenda
99.4	Form of Proxy Card for Holders of Ordinary Shares
99.5	Form of Voting Proxy for Special Voting Shares
99.6	Form of Voting Proxy for Certain Registered Shareholders